UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934
[July 26, 2006]
Commission file number 1-14400
Metso Corporation

(Translation of registrant’s name into English)
Fabianinkatu 9 A,
P.O. Box 1220
FI-00101
Helsinki, Finland
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F
Form 20-F ☑     Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐      No☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-3-2(b):82-

SIGNATURES
Date [July 26, 2006]
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.
Name:

Olli Vaartimo	Aleksanteri Lebedeff
Executive Vice President and CFO	Senior Vice President,
Metso Corporation	General Counsel Metso Corporation

METSO TO SUPPLY GRINDING AND FLOTATION EQUIPMENT TO GAISKY COPPER MINE IN RUSSIA
(Helsinki, Finland, July 26, 2006) – Metso Corporation (NYSE: MX; OMXH: MEO1V)
Metso Minerals will supply grinding and flotation equipment to Gaisky copper mine for Ural Mining and Metallurgical Company’s raw material complex. The delivery will be completed by the end of 2007. The value of the order is over EUR 20 million. About EUR 17 million was included in the second-quarter order intake, while the rest will be included in the third quarter orders.
The order comprises two SAG mills of 5,000 kW each, two ball mills of 4,100 kW each and seventeen units of RCS (Reactor Cell System) flotation cells, complemented by installation and commissioning support services.
Metso’s solution is for the processing plant of the Gaiskoe, Osennee and Letnee deposits development project in the Orenburgsky region in the southern Ural mountains. The deposits’ estimated resources comprise approximately 300 million tons of copper sulfide ore. Once in operation, the estimated annual production of the process plant will be 8 million tons of copper/copper ore per year.
Ural Mining and Metallurgical Company (UMMC) is one of the largest Russian mining and metallurgical companies, producing an estimated 40% of Russia’s copper. The company employs over 75,000 people. In 2004 its sales reached 73 billion roubles (EUR 2.1 billion).
Metso is a global engineering and technology corporation with 2005 net sales of approximately EUR 4.2 billion. Its 22,000 employees in more than 50 countries serve customers in the pulp and paper industry, rock and minerals processing, the energy industry and selected other industries.
www.metso.com
For further information, please contact:
Jaroslaw Dubiansky, Vice President, Minerals Processing Business Line, Metso Minerals, tel. +46 40 24 58 48
Jeffery Leonard, Senior Vice President, Minerals Processing Business Line, Metso Minerals, tel. +1 717 849 7464
Johanna Sintonen, Vice President, Investor Relations, Metso Corporation, tel. +358 20 484 3253
or
USA: Mike Phillips, Senior Vice President, Finance and Administration, Metso USA, Inc., tel. +1 770 246 7237.